Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

February 14, 2022

Mr. Tim Worthington Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 186 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 186”)

Dear Mr. Worthington:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, January 11, 2022, with respect to Amendment No. 186. Amendment No. 186 was filed on November 24, 2021 and included disclosure with respect to the SPDR® Blackstone High Income ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 186.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 186. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 186.

Prospectus

1.	Comment: Please confirm that “Other expenses” in the “Fees and Expenses of the Fund” table will be 0.00%.

Response: The Registrant confirms that “Other expenses” for the Fund will be 0.00%.

2.	Comment: Please revise the following sentence in the Example table narrative as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then ~~sell or hold~~ redeem all of your Fund Shares at the end of those periods.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant has not made the requested revision. Because individual shareholders of an ETF sell their shares on an exchange rather than redeem their shares from the fund, the Registrant believes the term “sell” is more appropriate than “redeem” in the disclosure above in the context of an ETF. The term “or hold” has been added by the Registrant in response to Staff comments received on recent post-effective amendment filings.

3.	Comment: Please revise in plain English the term “debt tranches” included in the following sentence in the Fund’s principal investment strategy:

High yield debt securities include high yield corporate bonds, senior loans and debt tranches of U.S. collateralized loan obligations (“CLOs”).

Response: The term “tranches” refers to the classes into which CLOs are divided. Tranches are categorized according to their degree of credit risk. The Registrant believes it is appropriate to explain this in the context of the “Collateralized Loan Obligation Risk” discussion, and has revised such risk as follows:

Collateralized Loan Obligation Risk: The risks of an investment in a collateralized loan obligation depend largely on the type of the collateral securities and the class of the ~~debt~~ collateralized loan obligation in which the Fund invests. Collateralized loan obligations are generally subject to credit, interest rate, valuation, liquidity, prepayment and extension risks. These securities also are subject to risk of default on the underlying asset, particularly during periods of economic downturn. Collateralized loan obligations carry additional risks including, but not limited to, (i) the possibility that distributions from collateral securities will not be adequate to make interest of other payments, (ii) the collateral may decline in value or default, (iii) the Fund may invest in obligations that are subordinate to other classes, and (iv) the complex structure of the security may not be fully understood at the time of investment and produce disputes with the issuer or unexpected investment results. Collateralized loan obligations are divided into two or more classes, called “tranches,” each with a different credit rating and risk/return profile. Tranches are categorized as senior, mezzanine and subordinated/equity, according to their degree of credit risk. If there are defaults or the collateralized loan obligation’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those of subordinated/equity tranches. Senior and mezzanine tranches are typically rated. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

4.

Comment: It appears the Fund will invest significantly in sub-investment grade fixed income securities. Given the liquidity profile of the Fund’s investments, please explain how the Fund determined that its investment strategy is appropriate for the open-ended structure. Please include in the response information concerning the relevant factors referenced in the Investment Company Liquidity Risk Management Programs, Release Nos. 33-10233; IC-32315 (Oct. 13, 2016). The response may also include general market data with respect to the types of investments the Fund intends to hold.

Response: In evaluating the expected liquidity of the Fund’s investment strategy and determining that it will be appropriate for an open-ended structure, the Sub-Adviser took into account the significant experience it has gained in over 20 years of managing and trading below investment grade credit products. Based on this experience, the Sub-Adviser believes such products have demonstrated historical trading liquidity that is appropriate for an open-ended structure. In addition, when determining the Fund’s investment universe, the Sub-Adviser’s investment process will apply a proprietary liquidity filter that excludes the least liquid issuers. Factors the Sub-Adviser considers when evaluating the liquidity of the Fund’s investments may include, but are not limited to, the following: (i) with respect to assets expected to comprise the senior loan portion of the Fund’s portfolio: the existence of an active market for the asset; the number, diversity, and quality of dealers and depth of quotes; bid-ask spreads; and maturity; (ii) with respect to assets expected to comprise the bond portion of the Fund’s portfolio: the number, diversity and quality of intermediaries and market makers; and trading volume and turnover; and (iii) with respect to assets expected to comprise the CLO portion of the Fund’s portfolio: issuer ratings; and deal/tranche size.

5.

Comment: With respect to the following sentence in the principal investment strategy, please explain in plain English what is meant by “. . . relative asset allocation weights among the asset classes with what the Sub-Adviser believes to be the best risk-adjusted return prospects.”

The top-down asset allocation approach evaluates macroeconomic, technical, fundamental, and relative value factors to determine the relative asset allocation weights among the asset classes with what the Sub-Adviser believes to be the best risk-adjusted return prospects.

Response: The Registrant has revised the sentence as follows:

The top-down asset allocation approach evaluates macroeconomic, technical, fundamental, and relative value factors to determine ~~the relative asset~~ allocation weights among the asset classes ~~with what~~ that the Sub-Adviser believes ~~to be~~ will result in the best long-term risk-adjusted ~~return prospectus~~ returns compared to the composite benchmark.

6.	Comment: Please provide a plain English definition of the term “risk-adjusted returns” used throughout the principal investment strategy.

Response: The Registrant has revised the first sentence of the third paragraph of the principal investment strategy as follows:

The Fund ~~invests~~ seeks to maximize performance while minimizing risk (“risk-adjusted returns”) by investing in high yield corporate bonds, senior loans, and debt tranches of U.S. CLOs using a top-down asset allocation approach coupled with bottom-up security selection.

7.	Comment: Due to the length of the Item 4 principal investment strategy, please consider adding sub-headings (e.g., “high yield corporate bonds” or “senior loans”).

Response: The Registrant has added sub-headings to the Item 4 principal investment strategy.

8.	Comment: Please explain in plain English the term “systematic credit risks” included in the following sentence in the Fund’s principal investment strategy:

The Model seeks to identify the most liquid, positively mispriced credit issues, while minimizing exposure to systematic credit risks.

Response: The Registrant has revised the sentence as follows:

The Model seeks to identify the most liquid, positively mispriced credit issues, while minimizing exposure to systematic credit risks (e.g., macroeconomic risks such as interest rate and currency fluctuations, market volatility, and industry or sector risk).

9.	Comment: Please consider explaining in the principal investment strategy any maturity requirements with respect to the Fund’s investments.

Response: The Registrant has added a sentence to the first paragraph of the principal investment strategy stating that the Fund may invest in debt securities of any maturity.

10.	Comment: Please explain in plain English the term “idiosyncratic risk” included in the following sentence in the Fund’s principal investment strategy:

The Sub-Adviser also seeks to actively diversify exposure in an attempt to mitigate idiosyncratic risk in the Fund’s high yield corporate bond portfolio, and seeks to generate returns through its integration of technology, infrastructure, ongoing research, and credit expertise.

Response: The Registrant has revised the sentence as follows:

The Sub-Adviser also seeks to actively diversify exposure in an attempt to mitigate ~~idiosyncratic~~ risk specific to individual issuers or sectors in the Fund’s high yield corporate bond portfolio, and seeks to generate returns through its integration of technology, infrastructure, ongoing research, and credit expertise.

11.

Comment: The Staff notes the principal investment strategy states the Fund may invest in senior loans indirectly through CLOs. To the extent there are additional risks associated with such indirect investments through CLOs, please consider adding additional risk disclosure.

Response: The Registrant believes the current principal risk disclosure, which includes separate discussions of “Senior Loan Risk” and “Collateralized Loan Obligation Risk,” is appropriate and adequately discusses risks related to investments in senior loans, whether direct or indirect, as well as the risks related to investments in CLOs.

12.	Comment: Please consider moving some non-principal supporting information currently included in the Item 4 principal investment strategy to Item 9.

Response: The Registrant believes the current disclosure in the Item 4 principal investment strategy is relevant and appropriate in describing how the Fund intends to achieve its investment objective. As a result, the Registrant has not moved disclosure to Item 9.

13.	Comment: Please provide a plain English description in the principal investment strategy of what is meant by the Sub-Adviser taking a “negative credit view.”

Response: The Registrant has revised the last paragraph of the principal investment strategy as follows:

If circumstances cause the Sub-Adviser to ~~take a negative credit view on~~ determine there is a likelihood the value of an existing investment will decline over time, the Fund may, if the Sub-Adviser believes that circumstances require, exit the investment. The circumstances giving rise to the Sub-Adviser’s ~~negative credit view~~ determination may, but will not necessarily, coincide with a downgrade of a senior loan, high yield corporate bond or other security’s credit rating.

14.

Comment: If applicable, please disclose in the prospectus that it may take longer than 7 days for the sale of leveraged loans to settle, which means it may take a significant amount of time for the Fund to receive sales proceeds with respect to sales of leveraged loans. Please also explain how the Fund intends to address short term liquidity needs that may arise as a result of the delayed settlement of sales of leveraged loans.

Response: The Registrant believes the current “Senior Loan Risk” discussion addresses the requested disclosure. In particular, the “Senior Loan Risk” discussion notes that senior loans may be subject to extended settlement periods, which may impair the Fund’s ability to sell or realize the full value of its loans in the event of a need to liquidate such loans in a compressed period of time. The Fund currently intends to address short-term liquidity needs through its holdings in cash and cash raised through the sale of liquid investments.

15.	Comment: Please consider adding “Sub-Adviser Risk” as a principal risk of the Fund.

Response: The Registrant believes the current “Management Risk” discussion addresses the principal risks related to the Sub-Adviser’s management of the Fund and does not believe additional risk disclosure is necessary.

16.

Comment: Please confirm whether the securities underlying the ETF are traded outside of the collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as APs that post collateral for certain trades on an agency basis. Please also disclose that to the extent those APs exit the business or are unable to process creation and redemption transaction orders and no other APs are able to step forward to do so, there may be significantly diminished trading markets for the ETF’s shares. In addition, please note this could lead to differences between the market price of the ETF and the underlying value of the ETF’s shares.

Response: The Registrant confirms certain securities underlying the Fund are traded outside of the collateralized settlement system. With respect to the requested disclosure regarding there being a limited number of financial institutions that may act as APs that post collateral for certain trades on an agency basis, the Registrant notes the Fund is expected to create and redeem creation units in cash and, therefore, it is not expected that APs will be required to post collateral on an agency basis for transactions with the Fund. As a result, the requested disclosure has not been added. With respect to the requested disclosure regarding APs exiting the business or becoming unavailable to process creation and redemption transaction orders and the potential for this to lead to differences between the market price of the Fund and the underlying value of the Fund’s shares, the Registrant believes this is currently addressed in the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion in the “Additional Risk Information” of the prospectus.

17.

Comment: The Staff notes that the “Exchange Traded Products Risk” discussion in the principal risks section discusses both ETFs and ETNs. Please revise to discuss ETFs and ETNs in separate risk discussions.

Response: The Registrant has removed references to ETNs in the principal investment strategy and principal risks sections and replaced the “Exchange Traded Products Risk” discussion with an “Exchange-Traded Funds Risk” discussion.

18.

Comment: Please revise the “Cash Transaction Risk” discussion to specify that cash redemptions may also cause the Fund to incur brokerage costs that might not have been incurred with in-kind redemptions. Please also disclose that brokerage costs could decrease the Fund’s NAV if not offset by an authorized participant paying a transaction fee.

Response: The Registrant has not made the requested change. The Registrant notes the Fund charges a transaction fee on creation and redemption transactions that is designed to offset the costs of cash transactions. To the extent the transaction fees do not completely offset these costs, the Registrant does not expect the impact on the Fund’s performance will be material and, therefore, does not consider this to be a principal risk of the Fund.

19.	Comment: Please tailor the “Derivatives Risk” discussion in the principal risks section to discuss the specific derivative instruments disclosed as principal investments.

Response: The Registrant notes the “Additional Risk Information” section includes “Forward Contract Risk,” “Futures Contract Risk; Other Exchange-Traded Derivatives Risk” and “Swaps Risk” discussions. These discussions are intended to supplement and enhance the summary Derivatives Risk discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Registrant believes the current disclosure is appropriate.

20.	Comment: Please remove the following disclosure from the “Income Risk” discussion in the principal risks section and include the concept in a discrete risk.

Issuers of securities held by the Fund may call or redeem the securities during periods of falling interest rates, and the Fund would likely be required to reinvest in securities paying lower interest rates.

Response: The Registrant believes the placement of the noted sentence is appropriate when read in context with the additional disclosure included in the “Income Risk” discussion in Item 4. The Registrant notes that “Call/Prepayment Risk” and “Reinvestment Risk” are included as separate risk discussions in Item 9, which is intended to supplement and enhance the summary of risks included in Item 4.

21.	Comment: Please consider making the disclosure discussing interest rate risk in the “Debt Securities Risk” discussion a discrete risk.

Response: The Registrant believes the placement of the interest rate risk discussion is appropriate when read in context with the additional disclosure in the “Debt Securities Risk” discussion in Item 4. The Registrant notes that “Interest Rate Risk” is included as a separate risk discussion in Item 9, which is intended to supplement and enhance the summary of risks included in Item 4.

22.	Comment: Please revise the “Portfolio Turnover Risk” discussion to note that higher portfolio turnover generally implies higher transaction costs.

Response: The Registrant believes the current disclosure addresses the transaction costs associated with significant portfolio turnover. In particular, the Registrant notes the Item 4 “Portfolio Turnover Risk” discussion states that “frequent purchases and sales of portfolio securities may result in higher Fund expenses.” In addition, the Registrant notes the Item 9 “Portfolio Turnover Risk” discussion, which is intended to supplement and enhance the summary risk included Item 4, includes the following:

Fund turnover generally involves a number of direct and indirect costs and expenses to the Fund, including, for example, brokerage commissions, dealer mark-ups and bid/asked spreads, and transaction costs on the sale of securities and reinvestment in other securities.

23.	Comment: [Reserved.]

24.	Comment: Please consider making the disclosure discussing “covenant-lite” loans in the “Senior Loan Risk” discussion a discrete risk.

Response: The Registrant believes the current placement of the covenant-lite loan discussion in the “Senior Loan Risk” is appropriate, as it describes risks related to a particular type of senior loan in which the Fund may invest.

25.	Comment: Please provide applicable file numbers in Item 31 of the Part C.

Response: The Registrant notes that Item 31 of Form N-1A does not require file numbers to be stated and, therefore, has not added the requested information.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.